UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

DOMINION ENERGY MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

257454108

(CUSIP Number)

Carlos M. Brown

Dominion Energy, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of reporting persons Dominion Energy, Inc. I.R.S. identification nos. of above persons (entities only) 54-1229715
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 77,152,499[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 77,152,499[1]

11	Aggregate amount beneficially owned by each reporting person 77,152,499[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 60.9%[2]
14	Type of reporting person CO

1.

Includes 43,820,578 common units representing limited partner interests (“Common Units”) in the Issuer held directly by Dominion MLP Holding Company, LLC (“Holdco”). Dominion Cove Point, Inc. (“Cove Point”) owns all of the membership interests in Holdco and Dominion Energy, Inc. (“Dominion”) owns all of the common stock of Cove Point. Accordingly, Dominion may be deemed to indirectly beneficially own the Common Units directly held by Holdco.

Includes 26,675,082 Common Units held directly by Dominion Energy Midstream GP, LLC (“GP”). Cove Point owns all of the membership interests in GP and Dominion owns all of the common stock of Cove Point. Accordingly, Dominion may be deemed to indirectly beneficially own the Common Units directly held by GP.

Includes 6,656,839 Common Units held directly by QPC Holding Company (“QPC Holdco”). Dominion Energy Questar Corporation (“Dominion Questar”) owns all of the common stock of QPC Holdco and Dominion owns all of the common stock of Dominion Questar. Accordingly, Dominion may be deemed to indirectly beneficially own all of the Common Units directly held by QPC Holdco.

2.	Based upon 126,607,641 Common Units outstanding as of September 19, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion Cove Point, Inc. I.R.S. identification nos. of above persons (entities only) 81-0571791
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 70,495,660[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 70,495,660[1]

11	Aggregate amount beneficially owned by each reporting person 70,495,660[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 55.7%[2]
14	Type of reporting person CO

1.

Includes 43,820,578 Common Units in the Issuer held directly by Holdco. Cove Point owns all of the membership interests in Holdco. Accordingly, Cove Point may be deemed to indirectly beneficially own the Common Units directly held by Holdco.

Includes 26,675,082 Common Units held directly by GP. Cove Point owns all of the membership interests in GP. Accordingly, Cove Point may be deemed to indirectly beneficially own the Common Units directly held by GP.

2.	Based upon 126,607,641 Common Units outstanding as of September 19, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion MLP Holding Company, LLC I.R.S. identification nos. of above persons (entities only) 46-5165270
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 43,820,578[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 43,820,578[1]

11	Aggregate amount beneficially owned by each reporting person 43,820,578[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 34.6%[2]
14	Type of reporting person OO (Limited Liability Company)

1.	Includes 43,820,578 Common Units in the Issuer held directly by Holdco.
2.	Based upon 126,607,641 Common Units outstanding as of September 19, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion Energy Midstream GP, LLC I.R.S. identification nos. of above persons (entities only) 46-5148150
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 26,675,082[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 26,675,082[1]

11	Aggregate amount beneficially owned by each reporting person 26,675,082[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 21.1%[2]
14	Type of reporting person CO

1.	Includes 26,675,082 Common Units in the Issuer held directly by Holdco.
2.	Based upon 126,607,641 Common Units outstanding as of September 19, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion Energy Questar Corporation I.R.S. identification nos. of above persons (entities only) 87-0407509
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Utah

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 6,656,839[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 6,656,839[1]

11	Aggregate amount beneficially owned by each reporting person 6,656,839[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 5.3%[2]
14	Type of reporting person CO

1.

Includes 6,656,839 Common Units in the Issuer held directly by QPC Holdco. Dominion Questar owns all of the common stock of QPC Holdco. Accordingly, Dominion Questar may be deemed to indirectly beneficially own the Common Units held by QPC Holdco.

2.	Based upon 126,607,641 Common Units outstanding as of September 19, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons QPC Holding Company I.R.S. identification nos. of above persons (entities only) 81-3649530
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Utah

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 6,656,839[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 6,656,839[1]

11	Aggregate amount beneficially owned by each reporting person 6,656,839[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 5.3%[2]
14	Type of reporting person CO

1.	Includes 6,656,839 Common Units held directly by QPC Holdco.
2.	Based upon 126,607,641 Common Units outstanding as of September 19, 2018, such numbers having been provided to the filing persons by the Issuer.

Note: This Amendment No. 5 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 2, 2015 and subsequently amended on October 6, 2015, January 29, 2016, December 1, 2016 and July 9, 2018. Capitalized terms used in this Amendment No. 5 and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 2.	Identity and Background.

The information previously provided in response to this Item 2 is hereby amended and supplemented as follows:

The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

On September 19, 2018, Thomas F. Farrell, II, Chairman, President and Chief Executive Officer of Dominion, delivered a non-binding offer (the “Offer Letter”) to the Issuer to acquire all of the outstanding Common Units of the Issuer not already owned by Dominion and its affiliates in exchange for common shares of Dominion, no par value (the “Dominion Common Shares”), at an exchange ratio of 0.2468 Dominion Common Shares for each Common Unit of the Issuer. The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter, which is filed as Exhibit 1 hereto and is incorporated by reference in its entirety into this Item 4.

There can be no assurance that any discussions that may occur between Dominion and the Issuer with respect to Dominion’s offer will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies that are beyond the control of Dominion, including the satisfactory completion of due diligence, the approval of the board of directors of GP (the “Issuer Board”), the recommendation of the conflicts committee of the Issuer Board, approval by holders of a majority of the outstanding Common Units of the Issuer, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

Dominion does not intend to disclose developments with respect to the foregoing unless and until the Issuer Board and Dominion have approved a specific transaction, if any, and Dominion and the Issuer have then entered into a definitive agreement to effect such transaction, except as may be required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Offer Letter, dated September 19, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2018

DOMINION ENERGY, INC. a Virginia corporation

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President - Mergers & Acquisitions and Treasurer

DOMINION COVE POINT, INC. a Virginia corporation

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President - Mergers & Acquisitions and Treasurer

DOMINION MLP HOLDING COMPANY, LLC a Delaware limited liability company

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President - Mergers & Acquisitions and Treasurer

DOMINION ENERGY MIDSTREAM GP, LLC a Delaware limited liability company

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President - Mergers & Acquisitions and Treasurer

DOMINION ENERGY QUESTAR CORPORATION a Utah corporation

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President - Mergers & Acquisitions and Treasurer

QPC HOLDING COMPANY a Utah corporation

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President - Mergers & Acquisitions and Treasurer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION ENERGY, INC.

The business address of each person listed below is c/o Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
William P. Barr	Of Counsel, Kirkland & Ellis LLP	63,200
Helen E. Dragas	President and Chief Executive Officer, The Dragas Companies	25,000
Adm. James O. Ellis, Jr., U.S. Navy (Ret.)	Former President and Chief Executive Officer, Institute of Nuclear Power Operations	10,000
Thomas F. Farrell, II	Chairman, President and Chief Executive Officer, Dominion Energy, Inc.	69,900
John W. Harris	Chairman and Chief Executive Officer, Lincoln Harris LLC	—
Ronald W. Jibson	Retired Chairman, President and Chief Executive Officer, Questar Corporation	—
Mark J. Kington	Managing Director, Kington Management, LLC	50,000
Joseph M. Rigby	Retired Chairman, President and Chief Executive Officer of Pepco Holdings, Inc.	10,046
Pamela J. Royal, M.D.	President, Royal Dermatology and Aesthetic Skin Care, Inc.	2,400
Robert H. Spilman, Jr.	President and Chief Executive Officer, Bassett Furniture Industries, Incorporated	12,500
Susan N. Story	President and Chief Executive Officer of American Water Works Company, Inc.	—
Michael E. Szymanczyk	Former Chairman and Chief Executive Officer, Altria Group, Inc.	25,000

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chairman, President and Chief Executive Officer	69,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
Diane Leopold	Executive Vice President and President & CEO – Gas Infrastructure Group	2,500
Paul D. Koonce	Executive Vice President and President & CEO – Power Generation Group	50,000
Robert M. Blue	Executive Vice President and President & CEO – Power Delivery Group	5,000
Mark O. Webb	Senior Vice President – Corporate Affairs and Chief Innovation Officer	4,000
Carlos M. Brown	Vice President and General Counsel	3,300
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION COVE POINT, INC.

The business address of each person listed below is c/o Dominion Cove Point, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chairman, President and Chief Executive Officer, Dominion Energy, Inc.	69,900
Diane Leopold	Executive Vice President and President & CEO - Gas Infrastructure Group, Dominion Energy, Inc.	2,500
Mark F. McGettrick	Executive Vice President and Chief Financial Officer, Dominion Energy, Inc.	64,900

Executive Officers:

Name	Present Principal Occupation	Units Held
Diane Leopold	President	2,500
Carlos M. Brown	Vice President and General Counsel	3,300
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION MLP HOLDING COMPANY, LLC

The business address of each person listed below is c/o Dominion MLP Holding Company, LLC, 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chief Executive Officer	69,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
Carlos M. Brown	Vice President and General Counsel	3,300
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION ENERGY MIDSTREAM GP, LLC

The business address of each person listed below is c/o Dominion Energy Midstream GP, LLC, 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chairman, President and Chief Executive Officer of Dominion Energy, Inc.	69,900
Diane Leopold	Executive Vice President and President & CEO - Gas Infrastructure Group, Dominion Energy, Inc.	2,500
John A. Luke, Jr.	Non-executive Chairman of WestRock Company	4,995
Mark F. McGettrick	Executive Vice President and Chief Financial Officer of Dominion Energy, Inc.	64,900
Harris H. Simmons	CEO and Chairman of Zions Bancorporation	6,109
John W. Snow	Non-executive Chairman of Cerberus Capital Management, L.P.	77,837
David A. Wollard	Founding Chairman, emeritus, Exempla Healthcare	26,137

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	President, Chairman and CEO	69,900
Diane Leopold	Executive Vice President and President & CEO – Gas Infrastructure Group	2,500
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
Mark O. Webb	Senior Vice President – Corporate Affairs and Chief Innovation Officer	4,000
Paul E. Ruppert	Senior Vice President and President – Gas Transmission	—
Carlos M. Brown	Vice President and General Counsel	3,300
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION ENERGY QUESTAR CORPORATION

The business address of each person listed below is c/o Dominion Energy Questar Corporation, 333 South State Street, Salt Lake City, Utah 84111. Each person is a United States citizen.

Director:

Name	Present Principal Occupation	Units Held
Diane Leopold	Executive Vice President and President & CEO - Gas Infrastructure Group, Dominion Energy, Inc.	2,500

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chief Executive Officer	69,900
Diane Leopold	President	2,500
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
Carlos M. Brown	Vice President and General Counsel	3,300
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

QPC HOLDING COMPANY

The business address of each person listed below is c/o QPC Holding Company, 333 South State Street, Salt Lake City, Utah 84111. Each person is a United States citizen.

Director:

Name	Present Principal Occupation	Units Held
Diane Leopold	Executive Vice President and President & CEO - Gas Infrastructure Group, Dominion Energy, Inc.	2,500

Executive Officers:

Name	Present Principal Occupation	Units Held
Diane Leopold	President	2,500
Carlos M. Brown	Vice President and General Counsel	3,300
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500